UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Enclosure: A press release dated August 17, 2023 announcing Turkcell’s amendment to its Board of Directors Operating Directive.

Istanbul, August 17, 2023

Announcement Regarding the Board of Directors Operating Directive and Board Committees Operating Directive

The Board of Directors has resolved to amend the Board of Directors Operating Directive, and the operating principles of Corporate Governance Committee, Audit Committee, Nomination Committee, Remuneration Committee and Early Detection of Risk Committee as attached.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

TURKCELL ILETIŞIM HIZMETLERI ANONIM ŞIRKETI

INTERNAL DIRECTIVE ON THE OPERATION OF THE BOARD OF DIRECTORS

Purpose and Scope

ARTICLE 1- (1) The purpose of this Internal Directive (“The Directive”) is to regulate the operation of the Turkcell Iletişim Hizmetleri Anonim Şirketi’s Board of Directors and principles on the exercise of its duties and authorities, and to increase cooperation between Board of Directors and Management in order to fulfill the Company’s duties as stipulated by the legislation faster, efficiently and easily, and to ensure exercise of authorities granted and eliminate reservations while exercising authority.

The Working Principles as well as amendments thereof “Audit Committee”, “Corporate Governance Committee”, “Remunaration Committee”, “Nomination Committee” and “Early Detection of Risk Committee”, established to support the Board of Directors in its duties within the framework of regulations, provisions and principles of Turkish Commercial Code, Capital Market Law, the Articles of Association of the Company and secondary arrangements of Capital Markets Board and “Corporate Governance Principles”, are integral parts of this Internal Directive.

Foundation

ARTICLE 2- (1) This Internal Directive is prepared by the Board of Directors according to the Turkish Commercial Code, Capital Market Legislation and the Articles of Association of the Company.

On matters that do not take place or are not clarified in this Directive, the Board of Directors is authorized to make decisions and direct the execution.

Definitions

ARTICLE 3- (1) The following terms used in this Internal Directive shall have the following meanings:

  Board: The Board of Directors,
  Law: Turkish Commercial Code dated 13/1/2011 and number 6102,
  Company: Turkcell Iletişim Hizmetleri Anonim Şirketi,
  Articles of Association: The Articles of Association of the Company,
  General Manager (CEO): is the specified person in the Articles of Association of the Company and is the highest responsible person for execution. This person is called as the “Chief Executive Officer” in international management systems terms,
  Management: Organizational units specified in the attached organization chart,
  Manager: General Manager, Executive Vice Presidents (CXOs), Directors and who are assigned with the duties and authority to represent and manage the Company within the scope of item (d) of 375th Clause of the Law and this Internal Directive.

Management Structure

ARTICLE 4- Besides the subjects left for the authority of the General Assembly by the Law and the Articles of Association, the Board of Directors is the management and representation body of the Company. The management structure reporting to the Board of Directors in the Company is composed of the General Manager (CEO) and Executive Vice Presidents (CXOs) reporting to the General Manager (CEO) and adequate number of Directors as seen on the attached organization chart approved by Board of Directors’ resolution.

Board of Directors

ARTICLE 5-

5.1. Formation

The Board of Directors is composed of nine members. According to Article 7/2(a) of the Articles of Association, the members of the Board of Directors are determined and appointed by the General Assembly in accordance with the principles regarding the nomination and voting privileges. Each year, the Board of Directors elects a Chairman and a Vice Chairman to act in his/her absence among its members. Since Turkcell and its Group Companies operate in many fields such as telecommunications particularly, finance, technology, digital services, energy, infrastructure, digital education, etc., in order to provide the necessary diversity and professional experience, the members of the Board of Directors

- have at least seven years of sectoral experience in their respective fields of activity, at least two of which should be in the electronic communications, information and communication technologies sectors; and

- The attention is paid to having the necessary education and professional experience in the fields including engineering, finance, law, business administration, economics, public administration, international relations care is taken.

In the election of members, the attention is paid by Nomination Committee and the Board of Directors to the fact that the candidate will be able to spend enough time for the board membership that he/she will undertake in the company, taking into account his/her duties outside the company.

5.2. Duties, Authorities and Responsibilities

The Board of Directors is the most important strategic organ of a company. The Board of Directors actively directs the Company as an executive decision making, execution and representation authority to continuously generate income for the shareholders in the long term. In this direction, the Board of Directors manages and represents the company. In addition to this main duty, the Board of Directors is also responsible against the beneficiaries (to its customers, employees, suppliers and to other beneficiaries in the public) of the Company.

Non-assignable and inalienable duties and authorities of the Board of Directors are as the following:

  Executive management of the Company and giving instructions through resolutions of the Board of Directors related to these.
  Determining the management organization of the Company.

  Establishing a system for financial planning as required by the accounting, financial audit and the Company’s management.
  Appointment and removal of managers and people in the similar functions and employees with signing authority.
  High level supervision of executives on whether they act in compliance with laws, the Articles of Association, Internal Directives and written resolutions of the Board of Directors.
  Keeping the share book, resolution book of the Board of Directors and general assembly meeting and discussion register, preparation of the annual report and corporate governance disclosure and submission to the general assembly, preparation of the general assembly meetings and executing the decisions of the general assembly.
  Taking precautions projected in the provision article 376 of the Law in the event of capital loss or running into debt.

Within this framework; responsibilities of the Board of Directors may be listed as follows:

•	To act prudent within the framework of general duty of care and supervision,

•	To ensure the establishment and development of a corporate culture that gives utmost importance to ethical standards, principles of fair treatment, professionalism and integrity, and compliance with legal regulations and company’s targets.

•	To determine short- and long-term targets of the Company and also determine annual operating plan and budget of the Company together with the General Manager and the executive team, and monitor its performance;

•	To examine strategies which will help achieve the targets, contribute to their development ensure their execution;

•	To examine strategic and financial performance of the Company and take corrective measures;

•	To nominate the General Manager and evaluate him according to certain performance criteria and determine his remuneration;

•	To ensure administrative and financial audit of the Company;

•	To enable the Board of Directors to have the necessary structure and process in order to ensure sub-committees of the Board of Directors and executives work effectively and efficiently and to determine their performance criteria;

•	To determine communications and relation approach of the Company to the shareholders and external authorities;

•	To determine code of conduct for the Company and the employees and ensure its execution; manage the Company affairs transparently, accountably, fairly and responsibly.

•	To ensure conformance of the Company’s internal and external dispositionary activities and conduct with the relevant legislation.

•	Reviewing the effectiveness of risk management and internal control systems at least once a year

The Board of Directors is authorized to take any decision with regard to the any action and transaction that is required for the Company to carry out its business, except those concerning the general assembly according to Law and Articles of Association or assigned to the management pursuant to this Internal Directive and the Internal Regulation for Limited Authorities of the Company.

5.3. Delegation of Authority

Unless stated otherwise by Law and Articles of Association, the Board of Directors may delegate the management of the Company to one or more member and/or non-member third parties, within the framework of the principles determined in this Internal Directive.

5.4. Chairman of the Board of Directors

The Chairman assumes the duties and responsibilities stipulated by the Law, Articles of Association and this Internal Directive.

The Chairman of the Board of Directors, in addition to the similar duties with the other members, sets the Board of Directors’ meetings’ agendas by also taking the opinion of the General Manager, determines the date and time of the meetings, conducts the meetings, examines the operation of the Board of Directors and takes improving precautions with the Corporate Governance Committee and notifies the General Manager on the result of the year end performance evaluation results and remuneration of the General Manager.

The Chairman informs the Board of Directors on important matters that are essential for decision-making which may arise from his duties and information received from the General Manager.

The Chairman is authorized to make preparations for the meetings of the Board of Directors, to call for the meetings and to conduct the meetings. The Chairman shows the necessary effort for the meetings to be carried out efficiently.

5.5. Members of the Board of Directors

➢	The Board of Directors’ members,

•	Express their opinions, thoughts and suggestions about the Board affairs to the Chairmanship of the Board of Directors,
•	May submit a motion to the Chairmanship of the Board of Directors on discussion and settlement of the matters requiring the Board resolution, and execution of resolutions taken by the Board,
•	May examine all kinds of books, records and documents of the Company in a manner that will not hinder the organizational units’ work and as stipulated in the provision article 6.7 of this Internal Directive.

➢	Members of the Board of Directors are obliged to fulfill the duties stated below:
•	To attend the meetings, discussions and votings of the Board,
•	To fulfill duties assigned by the Board,
•	To assist the Chairman of the Board of Directors in ensuring Board’s work is carried out properly, efficiently and comfortably.

5.6. Relations of the Members of the Board of Directors with the Organizational Units

Members of the Board of Directors cannot interfere with the work of the organizational units and give orders or instructions to the employees of the Company.

Relationship of the Board members with the organizational units is carried out via Chairman of the Board of Directors.

5.7. Board of Directors Office

The Board of Directors Office is in charge of distributing the agenda and documents related to the Board and Committee meetings, taking the minutes of these meetings, registering these in the related books, having them signed by the members, managing relations of the Board members with the organizational units, gathering information, remarks and consultations on their behalves, carrying out secretarial services and editorial works of the members, and fulfillment of other duties given by the Chairman of the Board of Directors.

This office reports directly to the Board of Directors in terms of duties, is managed by a Director, and holds sufficient number of consultants and personnel in the areas of expertise needed.

The Board of Directors Secretariat within the office is in charge of easing the business relations of the Chairman of the Board of Directors, guiding business owners applying to the Chairmanship and visitors on necessary procedures and methods and carrying out all kinds of secretarial services of the Chairmanship.

5.8. Budget of the Board of Directors

The Board of Directors determines the budget which shall cover the travel/meeting expenses of the Board of Directors, and special work requests and similar expenses is specified by the Board of Directors and is provided by the company.

Working Principles of the Board of Directors

ARTICLE 6-

6.1. Inviting to the Meetings

The Board of Directors is called for a meeting by the Chairman or by vice chairman in his absenceas the need arises, provided that it shall not be less than once in every 2 months.

Each member of the Board of Directors may request, in written, from the Chairman to invite the Board of Directors for a meeting by stating the reason. Every member may request from the Chairman to include the matters that he wants to be discussed in the agenda of the first meeting to be held.

6.2. Method of Invitation to the Meetings

Invitation to the Board of Directors meeting;

•	Except for emergency situations, is made reasonable time before the meeting date through mail, fax or electronic mail;
•	Includes meeting date, time, place and agenda;
•	Also includes documents related to matters in the agenda.

In case all members are present and none of them objects, a meeting may be held without following the procedural conditions and the Board may decide on the subjects which are not in the agenda.

The Board of Directors should also determine the annual meeting calendar. Although the agenda of the meetings are determined by the Chairman of the Board of Directors taking into consideration the views of the General Manager, other members of the Board of Directors must also be provided with an opportunity to make changes or additions to the agenda prior to the meeting. Other members of the Board of Directors may also propose agenda items before or at the beginning of the meeting.

Suggestions made with respect to the items outside of the agenda may be discussed in the same meeting by the unanimous votes of the attendants of the meeting. In so far; it is mandatory to include the motions made by the members on the agenda of the first coming ordinary meeting.

Basically, the meetings are held at the registered office of the Company. If agreed, the meetings may be held at another location.

6.3. Confidentiality of the Meetings and Determining the Attendants

The meeting shall be conducted by the Chairman or in his/her absence by the Vice Chairman.

Meetings of the Board are confidential. The Board of Directors decides on whether non-members may attend the meeting or not, or which Company officer or person giving service from outside shall attend the meeting to provide information about a subject that is on the agenda. Unless the majority of the Board of Directors decide otherwise, the General Manager, Executive Vice President responsible for Finance and Executive Vice President responsible for Legal and Regulatory Affairs attend the meetings of the Board of Directors.

6.4. Information to be provided to the Members before the Meeting

In connection with financial reporting periods, the meeting calendar and agenda, documents and information which ensures the evaluation of the agenda items accurately and properly, enabling healthy decision making should be presented to the members before the meetings.

Specifically;

•	Information about the operation of the Company in relation with the agenda items,
•	Interim and annual financial statements,
•	Information about the liquidity status of the Company, loan applications, credit limits, etc. and other important financial information,
•	Budget, medium term finance planning, investment plan,
•	Auditor reports,
•	Information on shareholder structure,
•	Information on important businesses and extraordinary events,
•	Important notifications and claims received from the public authorities which the Company is related to.

Like these documents and information relating to the meeting should be submitted to the members of the Board of Directors at a reasonable time before the meeting.

6.5. Quorum, Decision Taking

The Board of Directors convenes with the attendance of at least 5 (five) members constituting the majority of the total number of members and takes decisions with the positive votes of at least 5 (five) members present at the meeting.

The chairman or the members who do not attend the meeting, cannot use their votes in written format and/or authorize one of the other members or the Chairman within this direction.

If none of the members request a meeting, decisions of the Board of Directors may be taken with the written approval of at least 5 (five) members constituting the majority of a complete number of members made with respect to the suggestion of any member of the Board on a specific subject written in form of a resolution. All members of the Board of Directors receiving the same suggestion is the validity condition of the resolutions taken this way.

Having all the approvals on the same paper is not a condition; however, all of the papers with approval signatures have to be attached to the decision book of the Board of Directors or its format must be changed into a resolution that includes the signatures of those who have approved and recording it in the decision book is required for the validity of the decision. Objections made in respect to the decision by a member of the Board of Directors who did not request a meeting, does not affect the validity of the decision.

Those who have opposing views on the decision have to explain their reasons at the meeting and must write in a reasonable and detailed way under the decision. The opinions of the members who cannot attend the meeting but submit their opinions in written to the board of directors are presented for the information of the other members.

6.6. Minutes of the Meeting and Resolutions

Resolutions adopted at the meetings are recorded in the minutes during the meeting, every page of the minutes shall be signed by the chairman and the members at the following meeting. Draft minutes of the meeting shall be distributed to the members latest 2 weeks after the meeting and correction requests, if any, are discussed in the following meeting and minutes are signed.

According to the importance, the Board may decide beforehand which subjects shall be recorded in the minute or decide on the issue during the meeting.

For the validity of the resolutions of the Board of Directors, they must be in writing and signed.

Principally, resolutions shall be signed on the same day; however, the signatories shall be completed within a month at the latest and registered to the decision book.

The original of the signed minutes are kept in the BoD Office and certified copies of the resolutions are immediately sent to the respective authorities.

6.7. Right to Obtain Information and Examine

Each member of the Board of Directors may request information, ask questions or make a review on all business and operations of the company. Any request made by a member with respect to bringing any book, book record, agreement, correspondence or a document to the Board of Directors, having them examined or discussed by the board or the members, or obtaining information with respect to any issue from an executive or any officers cannot be rejected.

At the meetings of the Board of Directors, people or committees assigned for the Company management are also obliged to give information. Request of a member on this subject cannot be rejected; his questions cannot be left unanswered.

Members of the Board of Directors may not use their right to request information or reviews from people assigned for the company management apart from Board of Directors meetings. Each member of the Board of Directors may receive information related to the conduct of business or certain discrete actions from people assigned for the company management, apart from the Board of Directors meetings, by the permission of the Chairman and may request from the Chairman of the Board of Directors the company books and files to be submitted for his/her review, if necessary for fulfilling his/her duties.

If the Chairman rejects a members’ request to retrieve information, ask questions or make a review, the subject is brought before the Board of Directors within two days. In case the Board cannot convene or rejects the request, the member may apply to commercial court at the location of the registered office of the company.

The Chairman of the Board of Directors is entitled to retrieve information or examine company books or files at times apart from the meetings of the Board of Directors.

Each member of the Board of Directors may request from the Chairman of the Board of Directors to have an attentive, accurate report reflecting the reality open and aboveboard and prepared in accordance with the accounting principles with respect to the financial status and status of assets of the subsidiaries, relations between the Company and its subsidiaries, relations of the subsidiaries between each other, shareholders of the Company and the subsidiaries and their relations with their relatives; the operations performed and their results and effects, and submission of such report to the Board of Directors and to attach the conclusion section of such report to the annual report and audit report.

Within the scope of this article, right to demand information and examination is used through the BoD Office.

6.8. Committee and Commissions

The Board of Directors may establish committee and commissions in which members of the Board of Directors may take place for following the course of the businesses, preparing reports on subjects to be presented to the Board, ensuring the application of the resolutions or for the purposes of internal audit.

The Board of Directors may also establish temporary committee and commissions for the investigation and preparatory work of specific matters.

The Board of Directors evaluates the reports and recommendations made by the committees and designates the duties and procedures which have to be performed pursuant to these reports and recommendations.

Management Structure

ARTICLE 7-

7.1. Structure

Management structure is shown in the attached organization chart which is approved by the Board of Directors resolution and is a part of this Internal Directive and is composed of, considering job descriptions and work load, the General Manager, Chief Ezecutive Officers reporting to the General Manager andand Directors reporting to Chief Executive Officers. BoD & CEO Office Director and Internal Audit Director reports to the Board of Directors.

7.2. Duties and Authorities of the Management

The Board of Directors is the most important organ of the Company where execution is scrutinized and critically evaluated. Management is authorized to take decisions on every issue related to management of the Company except duties and authorities assigned to the Board of Directors, general assembly and the auditor by law, Articles of Association and Internal Directive. Execution of the adopted resolutions is performed within the framework of the Articles of Association and delegation of authority rules determined by the Board of Directors resolution.

Management is assigned and authorized to execute specifically the below issues within the framework of allocation of duties determined in this Internal Directive:

•	Carrying out company business within the framework of law, Articles of Association and this Internal Directive and the instructions of the Board of Directors,
•	Making necessary preparations on items exclusive to the Board of Directors and execute the decisions taken by the Board,
•	Preparing interim and annual financial statements to submit to the Board of Directors,
•	Preparing Annual Report in compliance with the article 516 of the Law to submit to the Board of Directors,
•	Informing the members of the Board of Directors in writing with respect to the course of business and market conditions when necessary (at least once a month); notifying immediately the members/Chairman of the Board of Directors about extraordinary developments,
•	Reporting on capital loss, risk of insolvency (Turkish Commercial Code 376), liquidity problem or other risks to the Chairman of the Board of Directors immediately,
•	Determining personnel policy,
•	Executing group policies and supervise on this subject,
•	Ensuring the implementation of the Internal Directive,
•	Executing other duties that will be assigned by the Board of Directors within the framework of the relevant legislation.

7.3. General Manager (CEO) Duties and Authorities

The General Manager (CEO) is the highest responsible person for execution stated in the Articles of Association of the company and is responsible from the general management and representation of the Company; works under the Board of Directors and reports to the Board of Directors in relation with the company activities.

Main duties and authorities of the General Manager are as the following:

•	providing the highest organization and coordination in order to enable the Board of Directors and the organization units of the Company to work in alignment, efficiently, orderly and in discipline,
•	providing the execution of the Board of Directors resolutions, following the implementation of these resolutions and informing the members of the Board of Directors about the results of the implementation,
•	presenting the developments on the applications, and opinions and suggestions coming from the Company’s Management units, results obtained from the audit and supervision to the Board of Directors after revising and finalizing them by providing his views and opinion,
•	presenting to the Board of Directors the budget plan of the Company, plans of the organization units with regard to the annual operating program, results of the implementation of budget /plan, final account on income and expense and recommendation related to the annual operating report, to enable collection of the receivable and payments for expenditures, executing operations assigned to its authority in relation with the labor law of the Company employees,
•	ensuring that the expenditures of the company are in conformity with the company’s annual budget,
•	proving leadership and vision to all organization’s units of the company, enabling the company to reach its short- and long-term targets,
•	overseeing and supervising the effectiveness of internal control and management information systems,
•	establish effective communication with Company employees, company stakeholders and governmental authorities,
•	showing best efforts to ensure compliance of the company with corporate governance guidelines and related regulations,
•	presenting opinion on field of operation, scope of activity of the Company and on decisions to be taken in relation to the sector and on the relevant regulation,
•	representing the Company before official and private institutions and carry out relations with these institutions within the framework of the authorities provided by the Board of Directors,
•	making disclosure and providing information to media organs on behalf of the Company within the framework of the authorities provided by the Board of Directors,
•	executing other duties to be assigned by the Board of Directors within the framework of the relevant legislation.

7.4. Delegation of Authority

Use of the administrative authority shall be in line with the determined fields and allocation of duties between the units in the attached organization chart.

7.5. Meeting

Management meets upon invitation of the General Manager as required. Those who shall attend the meeting are determined by the General Manager in connection with the agenda of the meeting and agenda items.

Executives taking part in the management determine the structure of their units within the framework of the limits stipulated in Law, Articles of Association and this Internal Directive and submit for the approval of the General Manager. Unit structure approved by the General Manager is submitted for the approval of the Board of Directors and is finalized upon the approval of the Board of Directors.

7.6. Taking Instructions and Reporting

Executives on the attached organization chart receive instruction from the officers taking part on the line before them and report the duties under their responsibility to this officer.

7.7. Duties Including Limited Representation Authority and its Scope

According to the Article 371 of the Law, duties including limited representation authority and scope of the limited representation authorities of the authorized officers are approved by the resolution of the Board of Directors with date 11.08.2021 and number 1752 and is registered to the trade registry and is announced.

Those who are authorized as the limited representative authority shall also be determined by the Board of Directors in terms of signature groups and are registered to the trade registry.

8. Reviewing and Amendments

Provided that the Board of Directors reserves the right for amending this Internal Directive at any time, Internal Directive is reviewed once a year at least at the Board of Directors meeting and may be amended if found necessary.

9. Informing

The Board of Directors informs shareholders, and the creditors who put forth their interests worth preserving convincingly with respect to this Internal Directive, in writing, upon request.

10. Validity

This Internal Directive has been approved by the resolution of the Board of Directors with date 17.08.2023 and number 1993 and is enter into force on the same date.

TURKCELL ILETIŞIM HIZMETLERI A.Ş.

WORKING PRINCIPLES OF THE CORPORATE GOVERNANCE COMMITTEE

1.	BASIS

Duties and working principles of the Corporate Governance Committee are determined within the framework of the regulations, provisions and principles in Turkish Commercial Code, Capital Market Law, Articles of Association of the Company and “Corporate Governance Principles” of Capital Market Board.

2.	PURPOSE:

Purpose of these Working Principles (the “Working Principles”) is to determine duties, powers, responsibilities and working procedures and principles of the Corporate Governance Committee (the “Committee”) established in order to follow the compatibility of the Company to the procedures given in Corporate Governance Principles of Capital Markets Board and to the regulations of capital markets, to carry out improvement studies on this subject and to propose suggestions to the Board of Directors.

3.	STRUCTURE OF THE COMMITTEE

Number of Members: The Committee consists of at least 3 members determined by the Board of Directors including two members of the Board of Directors one of whom must be an independent member of the Board of Directors and the Investor Relations Manager.

Presidency of the Committee: The Chairman of the Committee is selected among the independent board members by the Board of Directors.

Membership Duration: The members of the committee are assigned by the Board of Directors limited to the term of membership in the Board of Directors. The Board of Directors of the Company assign the Committee members in the first Board meeting following the General Assembly to fulfill their duties until the selection of the next Board of Directors pursuant to the principles given in this article. The executive of the investor relations department shall be assigned as the principle member of the Corporate Governance Committee in accordance with Corporate Governance Communique of Capital Markets Board.

The Board of Directors may change the members of the Committee, assign a new member to complete the duty term in lieu of them in case any vacancy occurs in the position of the members due to dismissal from office, resignation or death.

Consultants: The Committee benefits from independent expert opinions on subjects it needs in relation with its activities. The service fee given for the consultancy with respect to the Committee needs is met by the Company.

Source: All kinds of sources and supports required while the Committee fulfills its duties are provided by the Board of Directors. The sufficient finance required for the payments of independent consultants of the Committee and the ordinary administrative expenses shall be provided by the Board of Directors.

4.	COMMITTEE MEETINGS

Meetings: The Committee meets at least twice in a year at times consonant to the ordinary meetings of the Board of Directors when required. The Chairman of the Committee determines the schedule and frequency of the meetings provided that he shall be in negotiation with the other members of the Committee. The Committee Chairman has to make a call for a meeting upon claim of a member of the Board of Directors or the Committee or the General Manager within reasonable time.

The committee meetings can be held either by gathering the members or technological communication facilities.

The Committee may invite an executive, who is deemed necessary, to its meetings, may take their opinions. The General Manager attends the meetings in case he is invited by the Chairman of the Committee.

Agenda: The Chairman of the Committee constitutes the agenda of the Committee provided that he shall be in negotiation with the other members of the Committee, General Manager and Investor Relations Director. The agenda and information and documents related to the works to be performed at each Committee meeting shall be transmitted to the members of the Committee to be reviewed at a reasonable time before each meeting to the extent it may be fulfilled.

Reporting: The Committee puts all studies performed and the resolutions in written and keeps the records. It submits the minutes and the reports including information on the studies and the meeting results to the Board of Directors in written and makes suggestions, when required. Minutes are kept open by the Chairman of the Board of Directors for the review of the Board of Directors.

Secretariat: All minutes of the Committee meetings are kept by the Board of Directors Office. The Office carries out his duties to keep and archive the minutes of the Committee meetings and to provide effective information to the members of the Committee and to fulfill other secretarial duties and procedures.

Quorum for the Meetings and Resolutions: The Committee meets by the absolute majority of the attendance of the members and takes decisions by the majority of the members attending the meeting and opposing opinions are recorded, if any. The decisions of the Committee are advisory for the Board of Directors.

The Committee may transfer some of its duties, if it deems necessary, to one or more sub- committees constituting of two or more members. In establishment of the sub study group, as well as their own members, expertness of the individuals having sufficient experience and knowledge on Corporate Governance may be benefitted from as well as their own members in member providing.

The Committee acts within its power and responsibility and makes suggestions to the Board of Directors at the points it deems necessary; however, the final responsibility always belongs to the Board of Directors and does not remove duties and responsibilities of the Board of Directors arising from the Capital Market legislation and Turkish Commercial Code.

5.	DUTIES AND RESPONSIBILITIES

The Committee is assigned;

a)  to determine whether the Corporate Governance principles are being implemented at the Company; if not, to determine the reason of this failure and the conflict of interests arising from failure due to not complying with these principles and make suggestions to the Board of Directors on improvement of the Corporate Governance practices,

b)   By following the world practices about the Corporate Governance Principles, to report the applicability of those compatible with the Capital Market legislation and the Company structure to the Board of Directors,

c)   to provide development, adoption and implementation of the Corporate Governance principles within the Company, to make improving suggestions by making studies on the subjects it determines the failure of implementation,

d) to supervise the studies of the Investor Relations Department, review them regularly, to make recommendations to the Board of Directors at the points it deems necessary and to inform the Board of Directors regarding the communication of the Company with the investors,

e)  to review the templates of Corporate Governance Compliance Report (CGCR) and Corporate Governance Information Form (CGIF), which are to be disclosed on Public Disclosure Platform with the annual report, annually and within the declaration term of the financial reports and to submit to the approval of the Board of Directors within the framework of the resolution regarding the approval of financial statements and annual reports, in conformity with the capital markets regulations and in terms of consistency

f)  to make an annual evaluation meeting at least once a year, to review the corporate governance practices in the Company, detect the deficiencies, determine the improvements areas and supervise the implementation of those improvements.

6.	AMENDMENT IN THE WORKING PRINCIPLES

The Committee reviews the competence of Working Principles at least once a year and submits amendment suggestions to the Board of Directors. The prepared suggestions are taken into the agenda in the first meeting of the Board of Directors and are resolved.

7.	VALIDITY

These Working Principles and the amendments enter into force on the date they are approved by the Board of Directors.

TURKCELL ILETIŞIM HIZMETLERI A.Ş.

WORKING PRINCIPLES OF THE AUDIT COMMITTEE

1.	BASIS

Duties and working principles of the Audit Committee (“the Committee”) are determined within the framework of the regulations, provisions and principles in Turkish Commercial Code, Capital Market Law, the Articles of Association of the Company, and with secondary arrangements of Capital Market Board as well as “Corporate Governance Principles” within this scope.

2.	PURPOSE

The Audit Committee is established within the Company according to the relevant legislation and with the resolution of the Board of Directors dated 16 December 2003 and numbered 293. Purpose of the Audi Committee which works under the Board of Directors is; the supervision of accounting system of the Company, disclosing financial information to public, independent audit, operation and efficiency of the internal control and internal audit system of the Company.

The Committee is responsible from the nature and accuracy of the financial statements of the Company, application and efficiency of the accounting system of the Company, qualifications and independency of the independent auditors, selecting the independent auditing company, approval and review of the agreement between the independent auditor and the Company, operation and efficiency of the independent auditing system of the Company and helping the supervisions of the Board of Directors on implementation and efficiency of the internal audit of the Company.

3.	STRUCTURE OF THE COMMITTEE

Number of Members: The Committee is constituted by 3 independent board members.

Presidency of the Committee: The Chairman of the Committee is determined by the Board of Directors. In the selection of the Chairman of the Committee; they are attentive to select individuals who have been in a similar position previously, have the knowledge to analyze financial statements good command of the accounting standards and are highly qualified.

Members: All members of the Committee are selected among the independent members of the Board of Directors. At least one of the Committee members should have at least 5 years of experience in auditing/accounting and finance subjects.

Independency: With respect to the independency of the members of the Committee; Independency Criteria set in the Corporate Governance Communiqué (II-17.1) published in the Official Gazette dated 03.01.2014 and numbered 28871 are taken as the basis.

Membership Duration: The members of the committee are assigned by the Board of Directors limited to the term of membership in the Board of Directors. The members of the Board of Directors of the Company assign the Committee members in the first Board meeting following the General Assembly to fulfill their duties until the selection of the next Board of Directors pursuant to the principles given in this article.

The Board of Directors may change the members of the Committee, assign a new member to complete the duty term in lieu of them in case any vacancy occurs in the position of the members due to dismissal from office, resignation or death.

Consultants: The Audit Committee benefits from independent expert opinions on subjects it needs in relation with its activities. The service fee given for the consultancy with respect to the Committee needs is met by the Company.

Source: All kinds of sources and supports required while the Audit Committee fulfills its duties are provided by the Board of Directors. Upon request of the Committee, the Board of Directors shall provide sufficient finance required for the payments of independent consultants and the ordinary administrative expenses of the Committee.

4.	COMMITTEE MEETINGS

Meetings: The Audit Committee meets at least once in three months and at least 4 times a year at times consonant to the ordinary meetings of the Board of Directors. The Chairman of the Committee determines the schedule and frequency of the Board meetings provided that he shall take the opinion of the other members of the Committee. The Committee, can make a call for a meeting upon claim of the Chairman, the Board of Directors, another member of the Committee, Independent Auditor, the General Manager or the Executive Vice President of Finance. The Committee has to make a call for a meeting upon claim of the Chairman within reasonable time.

The committee meetings can be hold either by gathering the members or technological communication facilities.

The Committee may invite an executive or consultant, who is deemed necessary, to its meetings and may take their opinions. Independent Auditors can attend the meetings with the General Manager, Executive Vice President of Finance, Internal Audit Director and the Risk Managers at the same or in different sessions. Independent auditors may take place at meetings related to the assessment of the financial statements and give information on their studies during the relevant meeting.

Agenda: The Chairman of the Committee constitutes the agenda of the Committee provided that he shall take the opinion of the Chairman and other Members of the Committee, the Board of Directors, the General Manager, Executive Vice President of Finance and the Internal Audit Director. The agenda and information and documents related to the works to be performed at each Committee meeting shall be transmitted to the members of the Committee to be reviewed at reasonable times before each meeting to the extent it may be fulfilled.

Reporting: The Committee puts all studies performed and the resolutions in written and keeps the records. It submits the minutes and the reports including information on the studies and the meeting results to the Board of Directors in written and makes suggestions, when required. Minutes are kept open by the Chairman of the Board of Directors for the review of the Board of Directors.

Secretariat: All minutes of the Committee meetings are kept by the Board of Directors Office. The Office carries out his duties to keep and archive the minutes of the Audit Committee meeting minutes and to provide effective information to the members of the Committee and to fulfill other secretarial duties and procedures.

Quorum for the Meetings and Resolutions: The Committee meets by the attendance of all the members and takes decisions by the majority of the members attending the meeting and opposing opinions are recorded, if any. The decisions of the Committee are advisory for the Board of Directors.

5.	DUTIES AND RESPONSIBILITIES

Financial Statement and Public Disclosure

The Audit Committee reports in written its own evaluations made with respect to the authenticity and accuracy of the annual and interim financial statements to be disclosed and their conformity with the accounting principles of the Company to the Board of Directors, together with the opinions of the responsible managers of the Company (the General Manager and the Executive Vice President of Finance, Internal Audit Director, Risk Manager) and the independent auditors.

Independent Audit Firm

Selection of the independent audit company, and initiating independent audit process by executing independent audit agreements and studies of the independent audit firm in every phase are carried out under the supervision of the Committee through ordinary meetings.

The independent audit firm of the Company and services that will be received from these firms and their fee are determined by the Committee and submitted to the approval of the Board of Directors.

The Committee supervises and controls whether the auditor offers any service other than the audit service. The Committee ensures the independency of the independent auditors and prevention of conflicts of interests defined with the relevant legislation while the independent auditors fulfill their duties.

The Committee receives the reports on the internal quality control procedures of the independent auditor, significant issues arising in the evaluation of the latest independent quality control or significant issues arisen in the examinations, evaluations or investigations carried out by governmental organizations, occupational or administrative authorities within the last five years or significant issues arisen in the latest internal quality control evaluation of the independent auditor and the steps taken on these subjects and describing all relations between the independent auditor and the Company (to evaluate the independency of the independent auditor), prepared by the independent auditor, from the lead partner auditor and a senior representative of the independent auditing company at least four time in a year and at least once in every three months or more frequently in a way the Committee finds reasonable, and reviews this report with the lead partner auditor and the senior representative.

The Committee provides regular change of the audit companies as required by CMB legislation. The Committee shall evaluate experience and qualifications of the independent audit team.

Internal Audit and Internal Control

Methods and criteria to be applied on reviewing and finalizing the complaints received by the Company related to the accounting and internal control system of the Company and evaluating notices of the Company’s employees which are matter of accounting and independent audit of the Company within the framework of privacy policy are determined by the Committee.

The Committee;

•	Follows whether the Company activities are carried out in compliance with the legislation and inter-Company arrangements,

•	Determines the procedures of delivery, preservation and evaluation of the complaints which are matter of accounting applications, internal accounting control system or independent auditor by the Company; and evaluation of notices which are matter of suspicious accounting or independent audit issues safely and confidentially,

•	Evaluates the scope, planning and assignment of the audit activity of the current year with the General Manager, the Executive Vice President of Finance, Internal Audit Director, Risk Manager and the independent auditor. The Committee reviews structure, planning and results of the Internal Audit team additionally,

•	Performs studies on quality, efficiency and sufficiency of the internal audit system and reports to the Executives,

•	Enforces the measures required for the internal audit to be carried out transparently,

•	Prepares Internal Audit report and submits to the executives’ attention.

The Committee acts in its power and responsibility and notifies its findings and assessments on the issue and its proposals to the Board of Directors written and makes suggestions to the Board of Directors at the points where it deems necessary; however, the final responsibility always belongs to the Board of Directors and does not remove duties and responsibilities of the Board of Directors arising from the Capital Markets regulation and the Turkish Commercial Code.

6.	AMENDMENT IN THE WORKING PRINCIPLES

The Committee reviews the competence of Working Principles at least once a year and submits amendment suggestions to the Board of Directors. The prepared suggestions are taken into the agenda in the first meeting of the Board of Directors and are resolved.

7.	VALIDITY

The provisions of these Working Principles enter into force on the date they are approved by the Board of Directors and are conducted by the Board of Directors.

TURKCELL ILETIŞIM HIZMETLERI A.Ş.

WORKING PRINCIPLES OF THE NOMINATION COMMITTEE

1.	BASIS

Duties and rules of procedures of the Nomination Committee (the “Committee’’) are determined within the framework of the regulations, provisions and principles in the Turkish Commercial Code, the Capital Market Law, Articles of Association of the Company and Capital Market Board’s “Corporate Governance Principles”.

2.	PURPOSE:

Purpose of these Working Principles (the “Working Principles”) is to determine duties, authorities, responsibilities and working procedures and principles of the Nomination Committee (“Committee”) established in the body of the Company and within the direction of Corporate Governance Communiqué No.II-17.1 of the Capital Market Board (the “Communiqué”), to create a transparent system for determining, evaluating and training proper nominees for the Board of Directors, including independent board memberships of Turkcell İletişim Hizmetleri A.Ş. (“the Company”), and executives having administrative responsibilities and to perform studies on determining policies and strategies on this subject and to make suggestions to the Board of Directors (the “Board”).

3.	STRUCTURE OF THE COMMITTEE

Number of Members: The Committee consists of at least 3 members determined by the Board of Directors.

Presidency of the Committee: The Chairman of the Committee is elected by the Board of Directors from among the independent members of the Board of Directors. Individuals as the General Manager who directly undertakes performance functions cannot participate in the Committee.

Membership Duration: Committee members are appointed by the Board of Directors limited to the term of membership of the Board of Directors. The members of the Board of Directors of the Company assign the new Committee members in accordance with the principles set forth in this article in the first Board of Directors meeting following the General Assembly to fulfill their duties until the selection of the next Board of Directors.

The Board of Directors may change the members of the Committee, assign a new member to complete the duty term in lieu of them in case any vacancy occurs in the position of the members due to dismissal from office, resignation or death.

Consultants: The Committee benefits from independent expert opinions on subjects it needs in relation with its activities. The service fee given for the consultancy with respect to the Committee needs is met by the Company.

Source: All kinds of sources and supports required while the Committee fulfills its duties are provided by the Board of Directors. Upon request of the Committee, the sufficient finance required for the payments of independent consultants of the Committee and the ordinary administrative expenses of the Committee shall be provided by the Board of Directors.

4.	COMMITTEE MEETINGS

Meetings: The Chairman of the Committee determines the schedule and frequency of the meetings both for the Board of Directors positions and the managing positions having administrative responsibilities and according to the need for selection of the independent membership of the Board of Directors within the period prescribed by the legislation, provided that he shall be in negotiation with the other members of the Committee. The Chairman of the Committee has to make a meeting invitation upon claim of a member of the Board of Directors or the Committee within reasonable time.

The Committee may invite an executive, who is deemed necessary, to its meetings and may take their opinions.

Committee meetings can be held by gathering of the members as well as with technological communication facilities.

Agenda: The Chairman of the Committee constitutes the agenda of the Committee provided that he shall be in negotiation with the other members of the Committee and the Board of Directors. The agenda and information and documents related to the works to be performed at each Committee meeting shall be transmitted to the members of the Committee to be reviewed at a reasonable time before each meeting to the extent it may be fulfilled.

Reporting: The Committee puts all studies performed in writing and keeps the records. It submits the minutes and the reports including information on the studies and the meeting results to the Board of Directors in written and makes suggestions. Minutes are kept open by the Chairman of the Board of Directors for the review of the Board of Directors.

Secretariat: All minutes of the Committee meetings are kept by the Board of Directors Office. The Office carries out his duties to keep and archive the minutes of the Committee meetings and to provide effective information to the members of the Committee and to fulfill other secretarial duties and procedures.

Quorum for the Meetings and Resolutions: The Committee meets by the absolute majority of the attendance of the members and takes decisions by the majority of the members attending the meeting and all opposing opinions are recorded, if any. The decisions of the Committee are advisory for the Board of Directors.

The Committee acts within its power and responsibility and makes suggestions to the Board of Directors at the points it deems necessary; however, the final responsibility always belongs to the Board of Directors and does not remove duties and responsibilities of the Board of Directors arising from the Capital Market legislation and Turkish Commercial Code.

5.	DUTIES AND RESPONSIBILITIES

The Committee is assigned;

a)	to make regular evaluations on the structure and efficiency of the Board of Directors and submit its suggestions, on possible amendments which may be made within this respect, to the Board of Directors,

b)	to create a transparent system for determining, evaluating and training proper nominees for the Board of Directors and the executive positions having administrative responsibilities and to perform studies on determining policies and strategies on this subject,

c)	to evaluate proposals of candidates for nomination, including those of the management and the investors, made with respect to, selection of the independent members of the Board of Directors within the framework of the independence criteria set forth in the Corporate Governance Principles of Capital Market Legislation, to prepare evaluation reports and submit those together with the Evaluation Forms filled on the basis of the Committee member for consideration of the Board of Directors,

d)	to be a basis for the evaluations of the independent candidates for nomination of the Board of Directors, to request information and documents, including declaration of independence, required by the Corporate Governance Principles and make interviews with the candidates for nomination, if necessary,
e)	to ensure the filling of the Board of Directors Nominee Evaluation Form (the “Evaluation Form”) related to the candidates for nomination, on the basis of each Committee member, in a way that will include the reasons of the negative evaluations, if any, and collect before the Chairman of the Committee,
f)	Before submitting the Evaluation Report to the Board of Directors, in case any members of the Committee requests to revise his evaluation related to the respective nominee, to meet upon the invitation of the Committee Chairman or another member of the Committee and to provide an opportunity for this (each member has a right to revise his/her evaluation only for once), and acts within its power and responsibility, the final decision responsibility always belongs to the Board of Directors.

The Committee may transfer some of its duties, if it deems necessary, to one or more sub- committees constituting of two or more members. In establishment of the sub committees, as well as their own members, expertness of the individuals having sufficient experience and knowledge on Corporate Governance may be benefitted from in member providing.

6.	AMENDMENT IN THE WORKING PRINCIPLES

The Committee reviews the adequacy of these Working Principles at least once a year and submits the proposals for amendments to the Board of Directors. The prepared suggestions are taken into the agenda in the first meeting of the Board of Directors and are resolved.

7.	VALIDITY

These Working Principles and the amendments enter into force on the date they are approved by the Board of Directors.

Annex 1: Declaration of Independence

DECLARATION OF INDEPENDENCE

I agree, undertake and declare that I have read and understood the Capital Market Legislation, the Articles of Association of the Company and Capital Market Board’s Corporate Governance Principles in the attachment of “Corporate Governance Communiqué” number II-17.1 of the Capital Market Board and that I bear all of the criteria of the Independent Membership of the Board of Directors which its limitation are stated in the principle no. 4.3.6 which takes place in the attachment of this declaration and within the framework of the relevant legislation. …/…./…

[date]

Name / Family Name

[Signature]

ANNEX:1 Capital Market Law

ANNEX:2 Capital Market Board’s Corporate Governance Principles in the attachment of “Corporate Governance Communiqué” number II-17.1 of the Capital Market Board ANNEX:3 Capital Market Board, Corporate Governance Principle no: 4.3.6

“4.3.6- The member of the Board of Directors who bears all of the below criteria is qualified as an “independent member”.

a)	Not having employment relation as an executive holding the manager position undertaking important duties and responsibilities within the last five years, not having the possession of more than 5% of the capital or voting rights or of the privileged shares per se or in tandem or not having a significant commercial relationship (In case partnerships within the scope of this item has been inactive for the last 3 fiscal period, there shall not constitute any contradiction against independence criteria. Within the scope of this item, for an independent member nominee or any of the partnerships, if the rate of the pre-tax turnover/profit obtained from an important commercial relation is equals to 20% or more of the pre-tax turnover/profit rateobtained from similar operations, the independency criteria is considered not satisfied) established –between the Company, partnerships which the Company effects or have administrative control or have significant effect on, (In determination of whether there is a control or not, provisions of TFRS 10 should be taken into account and in determination of whether there is a significant effect or not, provisions of TAS 28 should be taken into account) and legal entities where these partners hold the administrative control, and themselves, their spouses and relatives by blood or by marriage up to the second degree.

b)	Not being a partner (5% and over), an executive holding a manager position which undertakes significant duties and responsibilities or a member of the Board of Directors at the companies which the Company has purchased or sold a significant amount of goods and services, auditing (including tax audit, legal audit and internal audit), scaling and consulting being in the first place, within the framework of the agreements executed, during the purchase and sales period of such goods and services, , , within the last five years.
c)	Having the professional education, knowledge and experience to perform duly the duties he shall undertake for being an independent member of the Board of Directors.

ç) Provided that it is compatible with the respective legislation except being an academician, they shall not be working fulltime at any public institution or organization after being selected as a member

d)	To be considered as settled in Turkey according to the Income Tax Law (G.V.K.) with date 31/12/1960 and number 193
e)	Having strong ethical standards, professional reputation and experience which will allow him/her to make positive contributions to the Company activities, to remain neutral at the conflicts of interests between the Company and the shareholders, and to decide liberally by considering the rights of the beneficiaries
f)	Being able to allocate sufficient time for business of the Company which will allow him/her to follow the operations of the Company and to carry out the requirements of the duties he has undertaken in full.
g)	Not carrying out membership of the Board of Directors more than six years within the last ten years at the Board of Directors of the Company

ğ) Not being in charge of as the independent member of the Board of Directors in more than three of the companies where the Company or partners holding the administrative control of these companies and in more than five publicly-traded companies in total

h)	Not being registered or announced on behalf of the legal entity that is elected as the member of the Board of Directors.

Annex 2: Curriculum Vitae

CURRICULUM VITAE

I. Personal Information
Name/Family Name	:
Date of Birth	:
Contact Information	:	telephone/fax
e-mail
permanent residence
correspondence (notification) address

II. Education
Education/Degree		Name of the Educational Institution	Graduation Date
[Degree]	:
Foreign Languages	:

III. Work Experience (1)
The Company Name/ Position (2)	Start and End Date	Termination Reason

IV. Relations with the Company and the related party of the Company Operation

Relation Type	Total(TL/ton/amount)

(1)	Please list the experiences within the last 10 years.
(2)	Please list your Board of Directors membership and your other positions including your participation in any Board Committee of the relevant Company.

Annex 3:

INDEPENDENT COMMITTEE MEMBERSHIP NOMINEE EVALUATION FORM

Name of the Nominated Person:

Date of Nomination:

Evaluation Date:

Within the scope of the independence criteria stated in the Capital Market Legislation, the Articles of Association of the Company and the Capital Market Board’s Corporate Governance Principles attached in the annex of the “Corporate Governance Communiqué” with number II-17.1 of the Capital Market Board, upon reviewing the independent member nominee of the Committee......................................................nominated by ________________ ;

a)	Not having employment relation as an executive holding the manager position undertaking important duties and responsibilities within the last five years, not having the possession of more than 5% of the capital or voting rights or of the privileged shares per se or in tandem or not having a significant commercial relationship (In case partnerships within the scope of this item has been inactive for the last 3 fiscal period, there shall not constitute any contradiction against independence criteria. Within the scope of this item, for an independent member nominee or any of the partnerships, if the rate of the pre-tax turnover/profit obtained from an important commercial relation is equals to 20% or more of the pre-tax turnover/profit rate obtained from similar operations, the independency criteria is considered not satisfied) established –between the Company, partnerships which the Company effects or have administrative control or have significant effect on, (In determination of whether there is a control or not, provisions of TFRS 10 should be taken into account and in determination of whether there is a significant effect or not, provisions of TAS 28 should be taken into account) and legal entities where these partners hold the administrative control, and themselves, their spouses and relatives by blood or by marriage up to the second degree.

•	Positive / Negative Comment:

…………………………………………………………………………………

……..

b)	Not being a partner (5% and over), an executive holding a manager position which undertakes significant duties and responsibilities or a member of the Board of Directors at the companies which the Company has purchased or sold a significant amount of goods and services, auditing (including tax audit, legal audit and internal audit), scaling and consulting being in the first place, within the framework of the agreements executed, during the purchase and sales period of such goods and services, , , within the last five years.

•	Positive / Negative

Comment:

………………………………………………………………………………

c)	Having the professional education, knowledge and experience to perform duly the duties he shall undertake for being an independent member of the Board of Directors.
•	Positive / Negative

Comment:

………………………………………………………………………………

ç) Provided that it is compatible with the respective legislation except being an academician, they shall not be working fulltime at any public institution or organization after being selected as a member

•	Positive / Negative Comment:

…………………………………………………………………………………

d)	To be considered as settled in Turkey according to the Income Tax Law (G.V.K.) with date 31/12/1960 and number 193.
•	Positive / Negative

Comment:

………………………………………………………………………………

e)	Having strong ethical standards, professional reputation and experience which will allow him/her to make positive contributions to the Company activities, to remain neutral at the conflicts of interests between the Company and the shareholders, and to decide liberally by considering the rights of the beneficiaries
•	Positive / Negative

Comment:

…………………………………………………………………………………

f)	Being able to allocate sufficient time for business of the Company which will allow him/her to follow the operations of the Company and to carry out the requirements of the duties he has undertaken in full.
•	Positive / Negative

Comment:

………………………………………………………………………………

g)	Not carrying out membership of the Board of Directors more than six years within the last ten years at the Board of Directors of the Company.
•	Positive / Negative

Comment:

………………………………………………………………………………

ğ) Not being in charge of as the independent member of the Board of Directors in more than three of the companies where the Company or partners holding the administrative control of these companies and in more than five publicly-traded companies in total

•	Positive / Negative Comment:

………………………………………………………………………………………..

h)	Not being registered or announced on behalf of the legal entity that is elected as the member of the Board of Directors.
•	Positive / Negative

Comment:

………………………………………………………………………………………

Name of the Nominated Person	As he has passed all independence tests relevant to be found competent by the legislation in force, he is competent as a nominee for the independent membership of the Board of Directors.

As he has failed in the independence test/tests below, he is not competent for the nomination for the independent membership of the Board of Directors : [Please list the Corporate Governance Principles of the independence test which is not met]

(*) Please mark the place you think appropriate.

Name of the Committee Member:

Signature:

Date:

Annex 4

Evaluation Report

Evaluation Report for Committee Members, Administrative Section:
Name: Signature: Date:	Name: Signature: Date:
Name: Signature: Date:	Name: Signature: Date:

Evaluation Summary
	Name of the nominated person	Committee Member [name]	Committee Member [name]	Committee Member [name]	Committee Member [name]
1	[Name of the nominated person]	[evaluation result]	[evaluation result]	[evaluation result]	[evaluation result]
2
3

(*) In case negative evaluations are in question, with respect to the Corporate Regulation Rules, please write down the criteria that is not satisfied together with the reason.

Annexes: The following documents shall be filled in the following order for the each nominated person:

-	Nominating Letters
-	Declarations of Independence
-	Curricula Vitae
-	Evaluation Forms

TURKCELL ILETIŞIM HIZMETLERI A.Ş.

WORKING PRINCIPLES OF THE REMUNERATION COMMITTEE

1.	BASIS

Duties and working principles of the Remuneration Committee (the "Committee") are determined within the framework of the regulations, provisions and principles in Turkish Commercial Code, Capital Market Law, Articles of Association of the Company and Capital Market Board’s “Corporate Governance Principles”.

2.	PURPOSE

Purpose of these Working Principles (the “Working Principles”) is to review the compatibility of the currently valid payment policies of Turkcell Iletişim Hizmetleri A.Ş. (the “Company”) within the direction of the Corporate Governance Communiqué No. II-17.1 of the Capital Market Board (the “Communiqué”) within the body of the Company and determine the principles, criteria and applications to be used in determining the salaries of the members of the Board of Directors and managers having administrative responsibilities by considering the long term goals of the Company, supervise these, to perform improvement studies on this subject and to determine duties, powers, responsibilities and working procedures and principles of (the “Committee”) established to offer suggestions to the Board of Directors (the “Board”).

3.	STRUCTURE OF THE COMMITTEE

Number of Members: The Committee consists of at least three members determined by the Board of Directors among its own members.

Presidency of the Committee: The Chairman of the Committee is elected among the independent board members by the Board of Directors. Individuals as the General Manager who directly undertakes performance functions cannot participate in the Committee.

Membership Duration: The members of the committee are assigned by the Board of Directors limited to the term of membership in the Board of Directors. The Board of Directors of the Company assign the Committee members in the first Board meeting following the General Assembly to fulfill their duties until the selection of the next Board of Directors pursuant to the principles given in this article.

The Board of Directors may change the members of the Committee, assign a new member to complete the duty term in lieu of them in case any vacancy occurs in the position of the members due to dismissal from office, resignation or death.

Consultants: The Committee benefits from independent expert opinions on subjects it needs in relation with its activities. The service fee given for the consultancy with respect to the Committee needs is met by the Company.

Source: All kinds of sources and supports required while the Committee fulfills its duties are provided by the Board of Directors. Upon request of the Committee and subject to the approval of the Board of Directors, sufficient finance required for the payments of independent consultants’ and the ordinary administrative expenses of the Committee shall be provided.

4.	COMMITTEE MEETINGS

Meetings: The Committee meets at least once in a year at times consonant to the ordinary meetings of the Board of Directors when required. The Chairman of the Committee determines the time schedule and frequency of the Committee meetings provided that he shall be in negotiation with the other members of the Committee. The Committee may meet upon the request of Chairman, members of the Board of Directors or General Manager. The Committee has to make a call for a meeting upon claim of the meeting within reasonable time.

The committee meetings can be hold either by gathering the members or technological communication facilities.

The Committee may invite an executive, who is deemed necessary, to its meetings, may take their opinions. The General Manager, the Executive Vice President responsible from Finance and the Executive Vice President responsible from Human Resources or Other individuals deemed appropriate by the Committee attend the meetings in case he is invited by the Chairman of the Committee and according to the agenda items.

Agenda: The Chairman of the Committee constitutes the agenda of the Committee provided by taking into account the requests of the Board of Directors, the other members of the Committee, the General Manager, and the Executive Vice President responsible from Finance and the Executive Vice President responsible from Human Resources. The agenda and information and documents related to the works to be performed at each Committee meeting shall be transmitted to the members of the Committee to be reviewed at a reasonable time before each meeting to the extent it may be fulfilled.

Reporting: The Committee puts all studies performed and the resolutions in written and keeps the records. It submits the minutes and the reports including information on the studies and the meeting results to the Board of Directors in written and makes suggestions, when required. Minutes are kept open by the Chairman of the Board of Directors for the review of the Board of Directors.

Secretariat: All minutes of the Committee meetings are kept by the Board of Directors Office. The Office carries out his duties to keep and archive the minutes of the Committee meetings and to provide effective information to the members of the Committee and to fulfill other secretarial duties and procedures.

Quorum for the Meetings and Resolutions: The Committee meets by the absolute majority of the attendance of the members and takes decisions by the majority of the members attending the meeting and opposing opinions are recorded, if any. The decisions of the Committee are advisory for the Board of Directors.

The Committee may transfer some of its duties, if it deems necessary, to one or more sub- committees constituting of two or more members. In establishment of the sub study group, as well as their own members, expertness of the individuals having sufficient experience and knowledge on corporate governance may be benefitted from as well as their own members in member providing.

The Committee acts within its power and responsibility and makes suggestions to the Board of Directors at the points it deems necessary; however, the final responsibility always belongs to the Board of Directors and does not remove duties and responsibilities of the Board of Directors arising from the Capital Market legislation and Turkish Commercial Code.

5.	DUTIES AND RESPONSIBILITIES

The Committee is assigned;

a)	to review the compatibility of the currently valid remuneration policies of the Company and make suggestions,
b)	to determine the principles, criteria and applications to be used in determining the salaries of the members of the Board of Directors and managers having administrative responsibilities by considering the long-term goals of the Company and supervise these,
c)	to follow the remuneration policies put into practice by the peer Companies and the rivals of the Company and evaluate payment, remuneration policies and plans and practices of the Company critically,
d)	to review remuneration conditions of the members of the Board of Directors and managers having administrative responsibilities annually by considering information of the peer companies related to these (for example: Market criteria),
e)	to submit suggestions on total individual payment packages including; the salaries to be paid to the members of the Board of Directors and the managers having administrative responsibilities, benefits in-kind, annual variable payments, incentive payments based on performance, pension payments and other payments, if any, to the Board of Directors by considering level of reaching to the criteria and goals used in setting the salaries,

f)	To review targets of the performance within the framework of the current payment program of the Company and make suggestions, to give preliminary approval of the total annual payments, to guide the Board of Directors in making payment programs’ share owner value sustainable in long term according to this payment program (In so far; officials subject to the policies of the Committee cannot attend the decisions on their own payments),
g)	To review incentive plans, to determine the company's reward policy,
h)	To offer pension arrangement policy of the managers having administrative responsibilities provided that it is not contrary to their employment contracts,

And they act within their power and responsibilities, final decision responsibility always belongs to the Board of Directors.

6.	AMENDMENT IN THE WORKING PRINCIPLES

The Committee reviews the competence of Working Principles at least once a year and submits amendment suggestions to the Board of Directors. The prepared suggestions are taken into the agenda in the first meeting of the Board of Directors and are resolved.

7.	VALIDITY

These Working Principles and the amendments enter into force on the date they are approved by the Board of Directors.

TURKCELL ILETIŞIM HIZMETLERI A.Ş.

WORKING PRINCIPLES OF THE EARLY DETECTION OF RISK COMMITTEE

1.	BASIS

Duties and working principles of the Early Detection of Risk Committee (the “Committee”) are determined within the framework of the regulations, provisions and principles in the Turkish Commercial Code, Capital Market Law, the Articles of Association of the Company and the Capital Market Board’s “Corporate Governance Principles”.

2.	PURPOSE

Basic purposes of the Committee which shall work in connection with the Board of Directors are;

•	Early Detection of strategic, operational, financial, legal and all kinds of risks which may endanger the existence, development and business continuity of the Company,
•	Controlling whether the detected risks are managed properly by evaluating them within the framework of the corporate risk-taking limits of the Company and recognition of their conformity,
•	Prioritizing the risks exceeding the corporate risk-taking limits according to their impacts and probabilities,
•	Performing studies for determining and practicing measures required for the detected risks and managing the risks in order to support the Board of Directors.

3.	STRUCTURE OF THE COMMITTEE

Number of Members: It is constituted by at least two members which shall be assigned by the Board of Directors.

Presidency of the Committee: The Chairman of the Committee members shall be selected among the independent members of the Board of Directors by the Board of Directors. Individuals as the General Manager who directly undertake performance functions cannot participate to the Committee.

Members: The Committee members shall be selected among the Board of Directors members or outside of the Board of Directors. In any case, the majority of the Committee shall be composed of the Board members who are non-executives. The Committee members should have sufficient commercial experience and sector expertise to forecast, recognize and evaluate the risks they may encounter in the fields the Company and the affiliates are engaged in.

Membership Duration: The Committee members are assigned by the Board of Directors for a period limited with the membership period of the Board of Directors. Regarding the selection of Committee members other among the Board of Directors members; the term of the membership and re-selection of the members will be parallel to the term of the membership and re-selection of the Board of Directors members. The members of the Company's Board of Directors shall appoint new Committee members in accordance with the principles set forth in this article at the first Board of Directors meeting to serve until the next Board of Directors election, following the General Assembly meeting that they are elected.

The Board of Directors may change the members of the Committee. It may assign a new member to complete the duty term in case of dismissal from office, resignation or death.

Consultants: The Committee benefits from independent expert opinions on subjects it needs in relation with its activities. The service fee given for the consultancy with respect to the Committee needs is met by the Company.

Source: All kinds of sources and supports required while the Committee fulfills its duties are provided by the Board of Directors. Upon the request of the Committee, the Board of Directors shall provide to the Committee sufficient finance required for paying fees of independent consultants and the ordinary administrative expenses.

4.      COMMITTEE MEETINGS

Meetings: As a principle, the regular Committee meetings shall be done each two-month-period and at times consonant to the ordinary meetings of the Board of Directors. The Chairman of the Committee also has to make a call for a meeting upon the claim of a member of the Committee, the General Manager or the Chief Financial Officer. within a reasonable time

The Committee meetings can be hold either by gathering the members or technological communication facilities.

The Committee may invite an executive, who is deemed necessary, to its meetings and may take their opinions. Upon the invitation of the Committee Chairman, the General Manager, the Chief Financial Officer, the independent auditors with the Internal Audit Director and at the same or separate sessions, consultants and experts may attend to the meetings. with Independent Auditors in the same or different sessions.

Agenda: The Chairman of the Committee constitutes the agenda of the Committee provided that he shall be in negotiation with the other members of the Committee, the Board of Directors, the General Manager, the Chief Financial Officer and the Risk Manager. The agenda and information and documents related to the works to be performed at each Committee meeting shall be transmitted to the members of the Committee to be reviewed at a reasonable time before each meeting to the extent it may be fulfilled.

Reporting: The Committee puts all the work and decisions taken under writing and keeps a record. It presents the minutes and reports containing information about the activities and meeting results to the Board of Directors written, and makes recommendations when necessary. The minutes are kept open for the review of the Board of Directors by the Chairman of the Board of Directors. The Committee is obliged to report the findings and suggestions it has reached regarding its field of duty and responsibility as a result of the meetings held every two months and present it to the Board of Directors. In this report, an evaluation is made, the results of the committee meeting, which point out the risks, dangers and remedies, if any, are presented, and the summary of the committee meeting is notified in writing to the members of the Board of Directors. The Committee also sends the Report to the Independent Auditor of the Company.

Secretariat: All minutes of the Committee meetings are kept by the Board of Directors Office. The Office performs to keep and archive the minutes of the Committee meetings and to provide effective information to the members of the Committee and to fulfill other secretarial duties and procedures.

Quorum for the Meetings and Resolutions: The Committee meets by the attendance of the majority of the members and takes decisions by the majority of the members who attend to the meeting and all opposing opinions are recorded, if any. The decisions of the Committee are advisory for the Board of Directors

The Committee may transfer some of its duties, if it deems necessary, to one or more sub- Committees constituting of two or more members. In establishment of the sub committees, as well as their own members, the expertise of people from inside or outside the Company who have sufficient experience and knowledge on Early Risk Detection can be utilized, in case needed.

5.      POWERS OF THE COMMITTEE

•	By authorization of the Board of Directors, the Committee has the power to assign relevant departments on Risk Management subjects, review business processes and follow up and control whether the actions determined to manage risks are taken when it deems necessary.
•	The Committee may obtain information from all stakeholders related to the Company within the framework of the confidentiality of internal information.
•	The Committee acts within its power and responsibility and makes suggestions to the Board of Directors at the points it deems necessary; however, the final responsibility always belongs to the Board of Directors and the duties and responsibilities of the Board of Directors arising from the Capital Market legislation and Turkish Commercial Code shall not be removed.

6.      DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

•	To fulfill all duties under the responsibility of the Committee in compliance with the regulations of the Turkish Commercial Code and the Capital Market Board,
•	To recognize political, economic, commercial, work and other results which may have adverse effect on the Company and its subsidiaries and their businesses, current and future developments, motivators, reasons and their nature and size (“Risks”), the Committee shall follow up;

-                   Judicial localities where the Company makes business, have its investments and has any benefit from,

-                   Commercial activities of the Company and its subsidiaries and

-                   Performance of the executives of the Company and its subsidiaries,

•	To determine the risks and risk management deficiencies, report those and minimize the risks by taking effective and timely actions,
•	To support related departments by giving suggestions about responsibilities of managers and employees necessary for risk management,
•	To lead the risk management integrated with the Company’s interest and management targets.

•	To review Risk Management systems at least once a year and to prepare the annual risk evaluation report relevant to the activities of the Committee and which shall take place in the Annual Report of the Company, and submit to the Board of Directors,
•	To prepare a plan annually and to approve a business plan for the following year (The Plan includes specific fields which requires the Committee’s attention and the Risk List which has been brought up but still not resolved),
•	To make studies determining risk management strategy, risk management policies and procedures to be used at the Company, and submit its opinions and suggestions to the Board of Directors,

•	To share information and documents it holds with the Auditing Committee, the Board of Directors and Independent Auditor of the Company for developing internal control systems which include risk Management that may minimize the risks that may affect primarily the shareholders and the other stakeholders of the Company and information systems and processes, and make necessary suggestions and express its opinions,
•	To determine, evaluate, measure and analyze the current and probable risks which may affect the Company in achieving to its targets and determine the risk tolerances for each department in the Company.
•	To follow uncertainties which may create positive impact on the Company in achieving to its targets along with the risks,
•	To prioritize current and probable risks according to their effect and possibility levels by collecting them under risk categories, to survey the Company’s risk map,
•	To transmit actions suggested to be taken according to their importance and priorities in necessary situations to the Audit Committee and the Board of Directors and the Independent Auditor of the Company and follow the decisions to be taken, to review the risks which have important effects on the financial tables though the meetings held mutually by Audit Committee.
•	To review performance of the Committee and the efficiency of the Risk Management system of the Company at least annually (Risk Management system; includes responsibilities and accountability of risk ownership, evaluation of the efficiency of the Risk Management action plan and implementations. Evaluation of the performance of the Committee shall be carried out by applying Committee suggestions and evaluating their effects),
•	To review the Company’s program on technology risks and review the reports made by top management about important technology investments and transmit suggestions and opinions to the Board of Directors about actions to be taken,
•	To lead the principles on the risk management and its control integrated with the Company’s targets,
•	To monitor and evaluate the activities of the Company's management regarding the management of the identified existing and potential risks.

7.      AMENDMENT IN THE WORKING PRINCIPLES

The Committee reviews the competence of Working Principles at least once a year and submits amendment suggestions to the Board of Directors. The prepared suggestions are taken into the agenda in the first meeting of the Board of Directors and are resolved.

8.      VALIDITY

These Working Principles enter into force on the date they are approved by the Board of Directors and are conducted by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)